UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 8)  (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Breeze-Eastern Corporation
(Name of issuer)

Common Stock
(Title of Class of Securities)

106764103
(CUSIP Number)

Mr. James T. Vanasek & Mr. Patrick Donnell Noone
c/o VN Capital Fund I, L.P.
1133 Broadway, Suite 1609
New York, N.Y. 10010
(212) 393-1140
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications)

December 8, 2015
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition  which is the subject of this Schedule 130, and is filing this schedule because of Rule 13d-I (e), 13d-I (f), or 13d-l (g), check the following box:  o.

SCHEDULE 13D
CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VN Capital Fund 1, L.P. 01-0578850
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS 00

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		1,254,711
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		1,254,711
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,254,711

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VN Capital Management, LLC 01-0578848
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		1,254,711
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		1,254,711
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,254,711

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Joinville Capital Management, LLC 80-0031856

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		1,254,711
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		1,254,711
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,254,711

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James T. Vanasek

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		1,254,711
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		1,254,711
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,254,711

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Patrick Donnell Noone
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		1,254,711
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		1,254,711
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,254,711

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14)	TYPE OF REPORTING PERSON
IN

This Amendment No. 8 to the Schedule 13D (the “Statement”) filed with the Securities and Exchange Commission (the “SEC”) amends and restates, except as set forth herein, Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on October 2, 2014 (“Amendment No. 7”), by and on behalf of VN Capital Fund I, L.P and others with respect to the common stock, par value $0.01 per share, of Breeze-Eastern Corporation (the “Company”).

Item 1.                   Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Company.  The principal executive offices of the Company are located at 35 Melanie Lane, Whippany, NJ  07981.

Item 2.                   Identity and Background.

(a) - (c) This Statement is being filed by VN Capital Fund I, L.P., VN Capital Management, LLC, Joinville Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of the date of this filing, the Reporting Entities are the beneficial owners of 1,254,711 shares of Common Stock, representing approximately 12.6% of the shares of Common Stock presently outstanding.

VN Capital Fund I, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of VN Capital Fund I, L.P. is 1133 Broadway, Suite 1609, New York, New York  10010.

The general partners of VN Capital Fund I, L.P. are VN Capital Management, LLC and Joinville Capital Management, LLC.  VN Capital Management, LLC and Joinville Capital Management, LLC are Delaware limited liability companies which serve as the general partners of VN Capital Fund I, L.P.

 The address of the principal offices of VN Capital Management, LLC and Joinville Capital Management, LLC are 1133 Broadway, Suite 1609, New York, New York  10010.  James T. Vanasek and Patrick Donnell Noone are the Managing Members of VN Capital Management, LLC and Joinville Capital Management, LLC.  The business address of Mr. Vanasek and Mr. Noone is c/o VN Capital Fund I, L.P., 1133 Broadway, Suite 1609, New York, New York 10010.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(d) - (e) During the last five years, neither the Reporting Entities nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Each natural person identified in Item 2 is a citizen of the United States.

Item 3.                  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 is hereby supplemented as follows:

Since the filing of Amendment No. 7, the VN Capital Fund I, L.P. has acquired an aggregate of 26,053 shares of Common Stock in open market transactions for an aggregate (including broker's fees and commissions) of approximately $364,996.25.  The transactions regarding the foregoing acquisition are further described in Schedule A attached hereto.

All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  In certain instances, the Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.                  Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, is significantly undervalued. The Reporting Entities may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times and in such manner, as they deem advisable to benefit from changes in the Company’s operations, business strategy, or from a sale of the Company.  To evaluate those alternatives, the Reporting Entities will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions and may seek to meet with the Company's management, Board of Directors, other current or prospective shareholders, strategic partners or competitors to discuss various measures to maximize stockholder value.

On December 8, 2015, the Reporting Entities issued the following press release:

Breeze-Eastern Corporation Major Shareholder Opposes TransDigm Group Merger

VN Capital Urges Others to Vote No to the Proposed Tender Offer

NEW YORK, NEW YORK - (December 8, 2015) - VN Capital Management LLC, an investment advisor to a fund holding approximately 12.6% of Breeze-Eastern Corporation (BZC) common shares, opposes the recently announced merger agreement between Breeze-Eastern and TransDigm Group, Inc. (TDG). VN Capital encourages other shareholders not to tender their shares because we believe the accepted $19.61 sale price is inadequate and significantly undervalues the company.

"We firmly believe Breeze-Eastern should not accept a 6.6% sale discount. The Company's closing stock price was $21 on November 18, 2015; the day prior to the sale announcement. Breeze-Eastern holds dominant market share, excellent cash flow generation capability and compelling growth prospects. As such, it should receive a premium to its pre-merger announcement level."  said James Vanasek, Principal at VN Capital.

"This markdown, enables the company's two largest stock holders Tinicum and Wynefield Capital Management to liquidate their respective positions. This should not force other shareholders to receive an inadequate price for their stock, especially since many would like to remain owners of a thriving Breeze-Eastern,” said Vanasek.

“We disagree with the valuation methodology pursued by Harris Williams & Co., in its advisory role to the Breeze-Eastern Board.  We believe it contains a number of fundamental flaws and we fear that it was designed to justify the agreed discounted price and not to reflect the Company’s true value.

Furthermore, VN Capital believes that the process leading up to the merger agreement, as revealed in the Schedule 14D-9 filed on December 3, 2015, the limited ‘go-shop’ window and substantial break-up fee, bias the outcome in favor of an expeditious “private-equity exit strategy” instead of maximizing the potential sale price for all shareholders." added Don Noone, also Principal at VN Capital.

Given this view, VN Capital is exploring all of its legal options, not limited to, but including seeking to exercise its appraisal rights, in opposition to the proposed merger. VN Capital encourages shareholders to exercise their appraisal rights and not tender into the offer.

About VN Capital Management

VN Capital Management, LLC is a registered investment advisory firm located in New York, New York that was founded in 2002 by P. Donnell Noone and James T. Vanasek.  The firm manages a hedge fund that holds a concentrated portfolio of small-cap equities.

About Breeze-Eastern Corporation

Breeze-Eastern is a leading global designer and manufacturer of high performance lifting and pulling devices for military and civilian aircraft, including rescue hoists, winches and cargo hooks and weapons lifting systems

FOR FURTHER INFORMATION PLEASE CONTACT:

VN Capital Management, LLC

James Vanasek

(212) 393-1140

jtv@vncapital.net

The Reporting Entities have spoken with both management and the Board in the past on a wide variety of topics including the company’s leadership, its use of its cash flow and its strategic direction and will remain engaged with the Board to articulate our views on these issues going forward.

Each of the Reporting Entities considers its equity position to be for investment purposes. The Reporting Entities may consider seeking to obtain representation on the Company's Board of Directors in the future or have significant involvement in the Company’s future direction.

Each of the Reporting Entities may acquire additional shares of the Company or sell or otherwise dispose of any or all of the shares of the Company beneficially owned by it.  Each Reporting Entity may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in the instructions to Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Entities beneficially own an aggregate of 1,254,711 shares of Common Stock, representing approximately 12.6% of the shares of Common Stock presently outstanding based upon the 9,914,242 shares of Common Stock reported by the Company to be issued and outstanding as of October 26, 2014 in its Form 10-Q filed with the SEC on October 28, 2015 (the “Issued and Outstanding Shares”).

As the general partner of VN Capital Fund I, L.P., VN Capital Management, LLC and Joinville Capital Management, LLC may be deemed to beneficially own the shares of Common Stock owned by VN Capital Fund I, L.P.  As the Managing Members of VN Capital Management, LLC, and Joinville Capital Management, LLC, Mr. Vanasek and Mr. Noone may be deemed to beneficially own the shares of Common Stock owned by VN Capital Management, LLC.

(b)         Each of the Reporting Entities is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their respective positions as described in paragraph (a).  Each of the Reporting Entities are deemed to have sole voting and dispositive power with respect to the shares each beneficially owns, regardless of the fact that multiple Reporting Entities within the same chain of ownership are deemed to have sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on its relationship to the other Reporting Entities within the same chain of ownership.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(c)         Except as set forth in Item 3 of this Statement and on Schedule A hereto, no person identified in Item 2 hereof has effected any transaction in shares of Common Stock during the 60 days preceding the filing of this Statement, or thereafter and prior to the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

(a)(i)  Press release dated December 8, 2015 issued by VN Capital Management, LLC

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 8, 2015

VN Capital Fund I, L.P.
By:	VN Capital Management, LLC, its general partner

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

VN Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

Joinville Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

/s/ James T. Vanasek
James T. Vanasek

/s/ Patrick Donnell Noone
Patrick Donnell Noone

SCHEDULE A

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by VN Capital Fund I, L.P. since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Date of Transaction	Amount of Shares	Price per Share
08/05/15	1,000	$12.00
08/07/15	10,000	$11.88
09/08/15	1,000	$13.78
09/21/15	1,000	$13.93
09/28/15	353	$13.75
09/29/15	7,700	$13.73
12/02/15	5,000	$19.63

Exhibit (a)(1)

Breeze-Eastern Corporation Major Shareholder Opposes TransDigm Group Merger

VN Capital Urges Others to Vote No to the Proposed Tender Offer

NEW YORK, NEW YORK - (December 8, 2015) - VN Capital Management LLC, an investment advisor to a fund holding approximately 12.6% of Breeze-Eastern Corporation (BZC) common shares, opposes the recently announced merger agreement between Breeze-Eastern and TransDigm Group, Inc. (TDG). VN Capital encourages other shareholders not to tender their shares because we believe the accepted $19.61 sale price is inadequate and significantly undervalues the company.

"We firmly believe Breeze-Eastern should not accept a 6.6% sale discount. The Company's closing stock price was $21 on November 18, 2015; the day prior to the sale announcement. Breeze-Eastern holds dominant market share, excellent cash flow generation capability and compelling growth prospects. As such, it should receive a premium to its pre-merger announcement level."  said James Vanasek, Principal at VN Capital.

"This markdown, enables the company's two largest stock holders Tinicum and Wynefield Capital Management to liquidate their respective positions. This should not force other shareholders to receive an inadequate price for their stock, especially since many would like to remain owners of a thriving Breeze-Eastern,” said Vanasek.

“We disagree with the valuation methodology pursued by Harris Williams & Co., in its advisory role to the Breeze-Eastern Board.  We believe it contains a number of fundamental flaws and we fear that it was designed to justify the agreed discounted price and not to reflect the Company’s true value.

Furthermore, VN Capital believes that the process leading up to the merger agreement, as revealed in the Schedule 14D-9 filed on December 3, 2015, the limited ‘go-shop’ window and substantial break-up fee, bias the outcome in favor of an expeditious “private-equity exit strategy” instead of maximizing the potential sale price for all shareholders." added Don Noone, also Principal at VN Capital.

Given this view, VN Capital is exploring all of its legal options, not limited to, but including seeking to exercise its appraisal rights, in opposition to the proposed merger. VN Capital encourages shareholders to exercise their appraisal rights and not tender into the offer.

About VN Capital Management

VN Capital Management, LLC is a registered investment advisory firm located in New York, New York that was founded in 2002 by P. Donnell Noone and James T. Vanasek.  The firm manages a hedge fund that holds a concentrated portfolio of small-cap equities.

About Breeze-Eastern Corporation

Breeze-Eastern is a leading global designer and manufacturer of high performance lifting and pulling devices for military and civilian aircraft, including rescue hoists, winches and cargo hooks and weapons lifting systems

FOR FURTHER INFORMATION PLEASE CONTACT:

VN Capital Management, LLC

James Vanasek

(212) 393-1140

jtv@vncapital.net